UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)
              ----------------------------------------------------

                          GLOBAL MOTORSPORT GROUP, INC.
              ----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    378937106
                            -------------------------
                                 (CUSIP Number)

                     Wolf, Block, Schorr and Solis-Cohen LLP
                              111 South 15th Street
                             Philadelphia, PA 19102
                     Attention: Herbert Henryson II, Esquire
                                 (215) 977-2556
       -------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 6, 1998
       -------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


                  Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

         Item 4 is hereby amended to add the following:

             On April 6, 1998, the Reporting Person sent a letter to the Company modifying, amending and clarifying the March 25, 1998 Demand to Inspect Books and Records. A copy of the demand letter is attached hereto as Exhibit 8.

             On April 7, 1998, the Reporting Person commenced a tender offer to purchase all the outstanding shares of Common Stock, together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement dated as of November 13, 1996, between the Company and American Stock Transfer and Trust Company, as Rights Agent, at a price of $18 per share (and associated Right). The Schedule 14D-1 filed with the Securities and Exchange Commission is hereby incorporated herein by reference.

             On April 7, 1998, the Reporting Person commenced litigation against the Company in the Court of Chancery of the State of Delaware seeking an order enjoining the Company from improperly interfering with, and the Board of Directors of the Company from breaching its fiduciary duties in connection with, the Reporting Person's tender offer and consent solicitation. A copy of the complaint is attached hereto as Exhibit 9.

Item 7. Material to Be Filed as Exhibits.

             Item 7 is hereby amended to add the following:

               8. Demand to inspect certain books and records of the Company, dated April 6, 1998.

               9. Complaint filed by the Reporting Person on April 7, 1998 in the Court of Chancery of the State of Delaware.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: April 8, 1998


                                                GOLDEN CYCLE, LLC


                                                By: /s/ Roger L. Grass
                                                    --------------------------
                                                    Vice President and Treasurer

                                  EXHIBIT INDEX

Exhibit No.           Description
-----------           -----------
     8                Demand to inspect certain books and records of the
                      Company, dated April 6, 1998.


     9 Complaint filed by the Reporting Person on April 7, 1998 in the Court of Chancery of the State of Delaware.